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                                    EXHIBIT 1

                             ANNOUNCEMENT REGARDING
                      REVISED FORECAST OF FINANCIAL RESULTS


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                              (English Translation)

                                                                  April 15, 2003

To whom it may concern:

                                   WACOAL CORP.
                                   Yoshikata Tsukamoto, President and Director
                                   (Code Number:  3591)
                                   (Tokyo Stock Exchange, First Section)
                                   (Osaka Securities Exchange, First Section)
                                   Contact:  Nobuhiro Matsuda, Corporate Officer
                                     Director of Finance, Corporate Planning
                                   (Tel.: (075) 682-1010)


             Notice Regarding Revised Forecast of Financial Results

      We are revising our forecast of financial results for the fiscal year ended March 31, 2003 (April 1, 2002 - March 31, 2003), which was included in our announcement of interim financial results made on November 14, 2002, as follows:

1. Revised Forecast of Consolidated Financial Results for the Fiscal Year Ended March 31, 2003 (April 1, 2002 - March 31, 2003)


(U.S. accounting basis)                                    (Unit: Y millions, %)


                                  TOTAL SALES  NET INCOME BEFORE TAX  NET INCOME
                                  -----------  ---------------------  ----------
Previous Forecast ("A")             166,000            7,200            4,200
(made on November 14, 2002)
Revised Forecast ("B")              164,000            4,600            2,600
Difference (B - A)                   (2,000)          (2,600)          (1,600)
Percent Change (%)                     (1.2)           (36.1)           (38.1)
Results of Previous Term (Fiscal    162,829            7,613            4,983
Year ended March 2002)


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2.    Revised Forecast of Non-consolidated Financial Results for the Fiscal Year
      Ended March 31, 2003 (April 1, 2002 - March 31, 2003)

                                                           (Unit: Y millions, %)


                                    TOTAL SALES    ORDINARY INCOME    NET INCOME
                                    -----------    ---------------    ----------
Previous Forecast ("A")               129,000           9,700            4,500
(made on November 14, 2002)
Revised Forecast ("B")                128,600           9,500            3,000
Difference (B - A)                       (400)           (200)          (1,500)
Percent change (%)                       (0.3)           (2.1)           (33.3)
Results of Previous Term (Fiscal      128,431           9,107            4,804
Year ended March 2002)

3.    Explanation of Revisions

      (1)   Consolidated Results

            The forecast of our consolidated results was revised downward from that made in our previous announcement primarily due to a valuation loss of 3.5 billion yen on marketable securities held by the group, losses from the sale of properties such as company housing and dormitories, and an increase in provisional cost resulting from expanding the adoption of the flexible retirement system.

      (2)   Non-consolidated Results

            The forecast of our non-consolidated results was revised downward from that made in our previous announcement due to similar factors as those affecting our consolidated results.

      The dividend for this term is expected to be Y13.50 per share as previously announced.

      The foregoing forecast of financial results has been prepared based on information available as of the date of this release and may be different from the actual results due to various factors arising hereafter.


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